Exhibit 99.1



Alcon



Second Quarter 2010 Webcast

July 27, 2010

Safe Harbor Statement

This presentation, made on July 27, 2010, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 16, 2010.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Business Overview

Kevin Buehler

President and Chief Executive Officer

Alcon®

Delivering Solid Results

Sustained strong top-line sales growth

- Q2 2010 organic growth of 11.3% (+12.5% reported)

Creating P&L leverage

- Q2 2010 adj. operating income growth of 19.5% (+18.8% reported)
- Q2 2010 adj. diluted EPS growth of 14.4% (+13.9% reported)

Commercial execution driving operational results

- Building on leading market share positions
- Geographic and product diversification

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Adjusted operating income and diluted EPS measure the results of the company's operations without certain items that pertain only to the period presented. Management believes these measures are an important measure of the company's operations because they providesinvestors with a clearer picture of the core operations of the company. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Market Recovery Supporting Solid Organic Growth

Global Organic Sales Growth by Quarter



12.0%
8.0%
4.0%
0.0%
4.8%
3.3%
9.0%
8.5%
9.6%
11.3%
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10

	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10
Reported Growth	-2.8%	-3.4%	5.9%	14.5%	15.3%	12.5%

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Alcon®

Balanced Global Growth

Q2 2010 Sales by Geography



$362
Reported: +28.8%
Organic Growth: +24.2%
Emerging Markets 19.2%
$890
Reported: +12.7%
Organic Growth: +11.8%
U.S. 47.2%
Developed International 33.6%
$634
Reported: +4.6%
Organic Growth: +4.6%
(dollars in millions)

Growth rates as compared to same period in prior year.

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Multiple Growth Drivers from BRIC Markets

2010 YTD Sales in BRIC Markets



LAUREATE® (units)
62.9%
Phaco Paks (units)
38.0%
IOLs ($)
38.5%
Glaucoma ($)
35.7%
0%
10%
20%
30%
40%
50%
60%
70%

	Organic Growth	Reported Growth
Brazil	14.0%	38.4%
Russia	23.7%	36.0%
India	62.8%	75.8%
China	33.4%	33.6%

Growth rates as compared to same period in prior year.

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Diversified Product Growth



Q2 Global Sales by Product Line
+16.5% Organic Growth
+17.4% Reported
+7.4% Organic Growth
+8.7% Reported
+7.7% Organic Growth
+9.2% Reported
$1,000
$800
$600
$400
$200
$0
(dollars in millions)
$713
$837
$757
$823
$207
$226
Pharmaceuticals
Surgical
Consumer
Q2 2009
Q2 2010

Growth rates as compared to same period in prior year.

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

New Products Driving Glaucoma Growth

Global Glaucoma Pharmaceutical Market Share by Product

DUOTRAV® + TRAVATAN Z® + AZARGA®	Q2 2010	YTD 2010
Organic Growth	43.5%	47.1%
Reported Growth	44.0%	49.9%



6.0%
6.0%
4.0%
2.0%
0.0%
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10*
DUOTRAV ®
TRAVATAN Z ®
AZARGA®

Source: IMS (top 31 countries)

* Quarter-to-date as of May 2010

Severe U.S. Allergy Season

U.S. Total Ocular Allergy Rx Volume

2010 May YTD ocular allergy prescription growth was 4.7% versus -4.2% in 2009



1,000,000
800,000
600,000
400,000
200,000
2008
2009
2010
JAN
FEB
MAR
APR
MAY
JUN
JUL

Source: WK Health

Increasing Penetration Key to AT-IOL Growth

U.S. Advanced Technology IOL Use by Cataract Surgeon Classification


100%
80%
60%
40%
20%
0%
Significant opportunity to drive increased utilization
~20% of U.S. cataract surgeons account for ~70% of AT-IOL implants
Cataract Surgeons
AT-IOL Implantations
Integrated Business Model
High Adoption
Medium Adoption
Low Adoption
AT-IOLs per year
(200+)
(100-200)
(50-100)
(<50)

Source: Company data

Strong AT-IOL Growth



Advanced Technology IOLs Global Sales
AcrySof® IQ ReSTOR® and Toric delivered Q2 organic growth of 22.3% (+23.8% reported)
$90
$60
$30
$0
(dollars in millions)
$81.9
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Alcon®

2010 Key Early Stage R&D Pipeline Activity

ESBATech
Three additional research programs identified, increasing the total programs to five

Astra Zeneca Partnership
Actively screening more than five research programs

15 Programs or platforms entered the pipeline at various stages of development

Alcon®

2010 Key Late Stage R&D Pipeline Activity

2010 SUBMISSIONS

FILED	PENDING
ALLEGRETTO™ EX-500 refractive laser (EU)	DuoTrav® Alternative Preservative System (EU)
TRAVATAN® Alternative Preservative System (EU)	Pataday® (Japan)
Moxifloxacin new formulation (US)	AcrySof® IQ Toric expanded diopter range (US/EU)
WaveLight® FS-200 femtosecond laser (US/EU)	ALLEGRETTO™ EX-500 refractive laser (US)
ALLEGRETTO WAVE® Eye-Q 400 Hz laser (Japan)	New MPDS (US/EU)
Systane® BALANCE (EU)	

2010 APPROVALS

RECEIVED	PENDING
Patanase® new indication (US)	TRAVATAN® Alternative Preservative System (EU)
ACRYSERT® C (US/EU)	Moxifloxacin new formulation (US)
DuoTrav® (Japan)	NEVANAC® (Japan)
AcrySof® IQ ReSTOR® Toric (EU)	AcrySof® IQ ReSTOR® +3.0 (Japan)
7500 cpm UltraVit™ Probe (US/EU)	ALLEGRETTO™ EX-500 refractive laser (EU)
WaveLight® FS-200 femtosecond laser (EU)	WaveLight® FS-200 femtosecond laser (US)
Systane® BALANCE (US)	

Indicates occurred in Q2 2010 or later

Business Development Providing Growth

Optonol Acquisition

- Further broadens Alcon's extensive glaucoma portfolio
- Sales of Ex-PRESS® ophthalmic glaucoma device steadily building

DUREZOL® Acquisition

- Provides potent steroid
- Zyclorin™ adds another pipeline opportunity targeted for dry eye

LenSx Lasers Acquisition (pending)

- Contributes complementary growth driver to cataract portfolio
- LenSx femtosecond laser improves key steps in cataract surgery
  - Uses technology to automate previously manual procedures
  - Enhances precision and predictability

WaveLight New Technology

- ALLEGRETTO WAVE® EX-500 refractive laser
- FS-200 femtosecond laser

Sustainable Long-term Growth Opportunity

Strategically focused on important medical specialty

Durability of long-term growth opportunity

Alcon as unrivaled leader in eye care

Financial Review

Rick Croarkin

Senior Vice President, Finance and Chief Financial Officer

Alcon®

Sales



Sales
(dollars in millions)
+12.5% Reported
+11.3% Organic Growth
$2,000
$1,800
$1,600
$1,400
$1,677
$1,886
Q2 2009
Q2 2010

Growth rates as compared to same period in prior year

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Gross Profit



Gross Profit
(dollars in millions)
$1,700
$1,500
$1,300
$1,100
$900
+15.7%
$1,262
$1,460
Q2 2009
Q2 2010
% of Sales
75.3%
77.4%

Growth rates as compared to same period in prior year

Operating Income

Reported

(dollars in millions)


$900
$800
$700
$600
$500
+18.8%
$632
$751
Q2 2009
Q2 2010

% of Sales	Q2 2009	Q2 2010
% of Sales	37.7%	39.8%

Adjusted

(dollars in millions)


$900
$800
$700
$600
$500
+19.5%
$632
$755*
Q2 2009
Q2 2010

% of Sales	Q2 2009	Q2 2010
% of Sales	37.7%	40.0%

Growth rates as compared to same period in prior year

* Adjusted operating income measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Net Earnings and Diluted EPS



Net Earnings
(dollars in millions)
+15.1% Reported
$800
$700
$600
$500
$400
$582
$670
$674 *
Q2 2009
Q2 2010



Diluted EPS
+13.9% Reported
$2.50
$2.20
$1.90
$1.60
$1.94
$2.21
$2.22 *
Q2 2009
Q2 2010

	Q2 2009	Q2 2010
% of Reported Sales	34.7%	35.5%

Growth rates as compared to same period in prior year

* Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertain only to the period presented. Management believes these measures are an important measure of the company's operations because they provide investors with a clearer picture of the core operations of the company. These measure are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Raising 2010 Full Year Financial Guidance

- **Organic growth in the high single digits**
- **Diluted earnings per share:**

Adjusted EPS guidance	**$7.45 - $7.62**

- ***Includes on-going U.S. health care reform costs***
  - ***$20 million full-year sales impact***
  - ***$0.06 full-year diluted EPS impact***
- ***Project and deal timing will raise R&D spending for balance of year***
- ***Excludes:***
  - ***$21 million after-tax benefit related to a change in estimate for accrued royalties***
  - ***$25 million tax charge due to loss of U.S. deductibility of retiree medical benefits as a result of U.S. health care reform***
  - ***Costs related to potential change-of-control to and/or merger with Novartis***
- ***Assumes retroactive renewal of R&E tax credit in Q410***

Alcon


Alcon



Second Quarter 2010 Webcast

July 27, 2010

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except per share data)

Operating Income

	Q2 2010	Q2 2009	Growth %	Q2 2010 % of Sales
As Reported	$ 751	$ 632	18.8%	39.8%
Change of Control Expenses	4	--		
As Adjusted	**$ 755**	**$ 632**	**19.5**	**40.0**

Net Earnings

	Q2 2010	Q2 2009	Growth %
As Reported	$ 670	$ 582	15.1%
Change of Control Expenses	4	--	
As Adjusted	**$ 674**	**$ 582**	**15.8**

Diluted EPS

	Q2 2010	Q2 2009	Growth %
As Reported	$ 2.21	$ 1.94	13.9%
Change of Control Expenses	0.01	--	
As Adjusted	**$ 2.22**	**$ 1.94**	**14.4**

Note: Adjusted operating income, net earnings and adjusted diluted EPS measure the results of the company's operations without certain items that did not pertain to the comparable period. Management believes these measures are an important measure of the company's operations because they provide investors with a clearer picture of the core operations of the company. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Tax Rate			
	Q2 2010		Q2 2009	
As Reported	12.8	%	10.6	%
Change of Control Expenses	0.1		--	
As Adjusted	**12.7**	%	**10.6**	%

Note: Adjusted tax rate measures the results of the company's operations without certain items that did not pertain to the comparable period. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Change	Foreign Currency Change	Acquisition Change	Organic Change
Sales by Product Line:						
Pharmaceutical	$ 837	$ 713	17.4%	0.4%	0.5%	16.5%
Surgical	823	757	8.7	0.9	0.4	7.4
Consumer Eye Care	226	207	9.2	1.5	--	7.7
Total Global Sales	**$ 1,886**	**$ 1,677**	**12.5**	**0.8**	**0.4**	**11.3**

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Change	Foreign Currency Change	Acquisition Change	Organic Change
Sales by Geography:						
United States	$ 890	$ 790	12.7%	--%	0.9%	11.8%
Developed international	634	606	4.6	--	--	4.6
Emerging markets	362	281	28.8	4.6	--	24.2
Total Global Sales	**$ 1,886**	**$ 1,677**	**12.5**	**0.8**	**0.4**	**11.3**

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

Total Global Sales	Reported Change		Foreign Currency Change		Acquisition Change		Organic Change	
Q1 2009	(2.8)	%	(7.6)	%	--	%	4.8	%
Q2 2009	(3.4)		(6.7)		--		3.3	
Q3 2009	5.9		(3.1)		--		9.0	
Q4 2009	14.5		6.0		--		8.5	
Q1 2010	15.3		5.5		0.2		9.6	
Q2 2010	12.5		0.8		0.4		11.3	

YTD 2010 Sales	Reported Change		Foreign Currency Change		Acquisition Change		Organic Change	
Brazil	38.4	%	24.4	%	--	%	14.0	%
Russia	36.0		12.3		--		23.7	
India	75.8		13.0		--		62.8	
China	33.6		0.2		--		33.4	
BRIC nations	40.6		14.8		--		25.8	
Total global	13.8		3.0		0.3		10.5	

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

DuoTrav® + Travatan Z® + AZARGA®	Reported Change		Foreign Currency Change		Acquisition Change		Organic Change	
Q2 2010	44.0	%	0.5	%	--	%	43.5	%
YTD 2010	49.9		2.8		--		47.1	

Q2 2010 Sales	Reported Change		Foreign Currency Change		Acquisition Change		Organic Change	
International markets	12.3	%	1.5	%	--	%	10.8	%
Glaucoma pharmaceuticals	17.5		0.3		--		17.2	
Advanced technology intraocular lenses	23.8		1.5		--		22.3	
BRIC nations	40.0		11.1		--		28.9	

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®